EXHIBIT 7

Agreement Regarding Joint Filing

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to shares of the common tock, $0.001 par value per share, of Trustreet Properties, Inc. is being filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Diane L. Cooper
Name:	Diane L. Cooper
Title:	Vice President

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Mark S. Barber
Name:	Mark S. Barber
Title:	Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ Michael R. McAlevey
Name:	Michael R. McAlevey
Title:	Associate Secretary

Date: November 9, 2006